Exhibit 99.1

April 16, 2018

USG Corporation

550 West Adams Street

Chicago, IL 60661-3676

Attn: Steven F. Leer, Chairman of the Board of Directors

Michelle M. Warner, Senior Vice President, General Counsel and Corporate Secretary

Dear Members of the USG Board of Directors:

As a long-term shareholder of USG, we were deeply troubled that USG chose to deny our request for the Company’s current stocklist materials — a routine matter that merely levels the playing field — so that we may communicate with our fellow USG shareholders. Questioning Knauf’s ownership of USG stock and whether we have “proper purpose” for requesting these materials are the tactics of an entrenched management trying to thwart our right to communicate with fellow stockholders in connection with the annual meeting. These tactics are effectively preventing stockholders from sending a clear message to the Board regarding its refusal to engage related to Knauf’s offer to purchase all outstanding shares of USG for $42.00 per share in cash.

We believe USG’s actions clearly violate our rights as a stockholder under Delaware law. If USG continues to deny or delay its response to our request, we will unfortunately have no choice but to commence an action in the Delaware courts to compel the prompt production of the requested information.

We write to the Board to ask whether you were made aware and whether you approved of these actions. We believe it is highly inappropriate for USG to engage in conduct designed to delay or restrict our communications with the actual owners of USG. We hope you share our disappointment in these obstructive actions, which raise significant legal and corporate governance concerns and needlessly waste corporate cash.

However troubling, we will not be distracted by USG’s latest actions. Our $42 offer presents an immediate, high-value and cash-certain monetization opportunity for USG shareholders after a significant period of time without dividends or equivalent share price development. As the Board is aware, our offer has received public support from USG’s largest shareholder and we remain unwavering in our focus to engage with all fellow shareholders and bring this transaction to fruition.

We would have hoped to have a constructive discussion directly with USG, and we still do. However, USG’s numerous refusals to meaningfully engage with us despite our best efforts and the Company’s attempts to restrict shareholder dialogue has forced us to continue to pursue the path of a withhold campaign, during which we are asking stockholders to vote against the reelection of the USG’s director nominees as a message of frustration and disappointment with the entrenchment tactics employed by the Board and management. Nevertheless, it remains our strong preference to engage in constructive dialogue with USG to quickly reach an agreement on definitive documentation.

We look forward to the possibility of consummating a transaction in the near future.

Very truly yours,

Alexander Knauf	Manfred Grundke
General Partner	General Partner